

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

> **Re: Bitfufu Inc.**
> **Draft Registration Statement on Form F-4**
> **Submitted April 6, 2022**
> **CIK No. 0001921158**

Dear Mr. Lu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted April 6, 2022

Cover Page

1. Please revise to describe your dual-class structure and disclose the percentage of total voting power your management will have after completion of the offering.

PIPE Subscription Agreements, page 19

2. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.

Post-Business Combination Structure and Impact on the Public Float, page 19

3. Please revise your corporate chart to indicate the ownership, economic and voting interests held by each entity.

Risk Factors, page 33

4. Please revise to clarify whether you accept any crypto asset, including stablecoins, as payment for services. If so, please clarify whether you intend to hold crypto assets acquired as payment for services for investment or whether you intend to convert them into fiat currency after receipt, including disclosure of how and when you decide to convert a crypto asset into fiat currency and other related policies. Additionally, if so, please clarify how you hold these crypto assets (such as whether you use the same custodian as you use for mined crypto assets) and add risk factor disclosure relating to accepting crypto assets as payment and the relevant risks. Additionally, please address the above considerations for any crypto assets you acquire through mining.

5. It appears that the directors and officers of the post-business combination company will be located outside of the United States. Please add a risk factor discussing related risks, such as the increased difficult in effecting service of process on individuals located outside of the United States.

BitFuFu faces uncertainties relating to whether cloud mining operations and a particular digital asset will be deemed as "security"..., page 55

6. Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets you mine or otherwise acquire (whether as payment or through direct purchases) are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk based assessments and are not a legal standard or binding on regulators or courts. Also, include a risk factor addressing the risks associated with your process for making such an assessment, as well as the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

Certain Projected Information of BitFuFu, page 102

7. We note your disclosure in footnote 2 that explains that you projected revenue for the year ended December 31, 2022 based on an average bitcoin price. In consideration of your current revenue streams disclosed on page F-49, in that in the year ended December 31, 2021, you generated the majority of your revenue through the sale of clouding mining solutions, followed by selling of mining equipment, leasing of mining equipment, sourcing commission for mining equipment, and hosting services, please explain why your projected revenue for 2022 is not based on your current revenue streams. Clarify why the revenue projections for revenue earned from managing third-party machines are based on the projected average price of bitcoin.

Information about Bitfufu, page 109

8.   Please revise to provide a discussion of the onboarding and enrollment process undertaken by your cloud mining customers to use your product. In addition, revise your disclosure to discuss your internal policies or procedures for conducting due diligence for anti-money laundering and/or know-your-customer requirements on the users of your cloud mining services.

9.   We note that the majority of your operations relate to mining Bitcoin. Please revise to clarify whether the company mines or otherwise acquires other crypto assets or offers cloud mining services for any crypto assets other than Bitcoin, and if so, name these other crypto assets and tell us the amount of each crypto asset that you currently hold.

10. We note that your top 10 customers represented a majority of your revenue. Additionally, we note on page F-50 that two customers accounted for more than 10% of your revenue for the fiscal year ended December 31, 2021.   Please revise your Information about BitFuFu section to discuss this customer concentration. With respect to the customer that accounted for 30% of your revenue for the fiscal year ended December 31, 2021, please identify this customer and disclose the material terms of your material agreements with this customer. Lastly, please file your material agreements with this customer. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Suppliers, page 113

11. Disclosure on page F-50 indicates that a single supplier had an 82% concentration. Please revise your Suppliers disclosure on page 113 to identify this supplier and discuss the material terms of your material agreements with this supplier, such as minimum purchase commitments, the term of the agreement and termination provisions. Additionally, file this agreement as an exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Facilities, page 115

12. Please revise your disclosure to discuss the geographic locations of your mining facilities and any state specific regulatory requirements in those areas.

Bitfufu's Management Discussion and Analysis of Financial Condition and Results of Operations
Major Factors Affecting BitFuFu's Results of Operations, page 120

13. Please revise to provide a discussion of any key performance metrics utilized by management in evaluating the business, including any known trends, and quantify those metrics for the periods presented. As a non-exclusive examples, we note your disclosure that "BitFuFu's 2022 December ARR is calculated as December 2022 revenue x 12, assuming a constant bitcoin price of $45,000" and that "BitFuFu's ability to maintain its existing customers and attract new customers is determined by a number of factors, including its pricing strategies, mining efficiencies, customer services and brand recognition."

Liquidity and Capital Resources, page 128

14.   We note you are incorporated in the Cayman Islands, headquartered in Singapore, and your facilities are in the United States, Canada, and Indonesia. Revise to disclose, by respective denominations, the amount of cash located in Singapore and subject to restrictions, and cash located outside of Singapore.

Conflicts of Interest, page 157

15.   Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Security Ownership of Certain Beneficial Owners and Management, page 166

16.   Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 173

17.   We note that it is intended that the Domestication qualify as a Reorganization for U.S. federal income tax purposes. Please include a tax opinion from counsel for this and the other material federal tax consequences. Given your representation that there is an absence of direct guidance on the application of Section 367(a) and 368 of the Code with regards to indirect stock transfers in cross-border reorganizations, the tax opinion should address the degree of uncertainty, state the key factors used in the analysis, and discuss the risks to investors of the uncertain tax treatment.

Jurisdiction and Arbitration, page 201

18.   We note your disclosure that the arbitration provisions of the deposit agreement "do not preclude [ADS holders] from pursuing any claim, including any claim under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction". Please ensure, if true, that the deposit agreement clearly states that the arbitration provisions do not apply to claims under the Securities Act or the Exchange Act. In addition, please clarify whether in any case where the depositary exercises its right to arbitrate, arbitration of the relevant dispute is mandatory. Finally, file the deposit agreement as an exhibit.

<u>Finfront Holding Company</u>
<u>Consolidated Statements of Comprehensive (Loss) Income, page F-37</u>

19.   We note you currently present Loss on disposal of subsidiary as a non-operating expense. Please clarify if you have determined this transaction to be a discontinued operation. Refer to ASC 205-20. Otherwise, present this amount within operating expenses. Refer to ASC 420-10-45-3. Provide footnote disclosure to explain this subsidiary disposal. Refer to ASC 420-10-50.

20.   Please clarify the nature of the exchange gain line item. Be advised that gains or losses attributable to the sale of intangible assets (i.e., bitcoin) should be presented in operating (loss)/profit. We refer you to ASC 610-20-45-1. Please revise.

<u>Notes to the Consolidated Financial Statements, page F-40</u>

21.   Please clarify if you have issued any equity awards starting on August 1, 2021 and leading up to your filing. If true, provide us with a breakdown of all equity awards, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement.

<u>Note 2. Summary of Significant Accounting Policies</u>
<u>(g) Digital currencies, page F-42</u>

22.   Please clarify how you determine the carrying value of intangible asset and the fair value when performing the impairment test. We refer you to ASC 350-30-35-19.

<u>(l) Revenue recognition</u>
<u>Selling of mining equipment, page F-44</u>

23.   Clarify your disclosure to indicate if or when you recognize revenue from the sale of mining equipment as a principal or agent. In this regard, we note your disclosure on page 122 that for the sale of mining equipment, you first purchase the equipment from your suppliers and then sell them to customers and recognize sales revenue accordingly. Clarify why you believe you have inventory risk as you do not present an inventory balance. Indicate whether you receive customer orders before you receive or order the equipment from the suppliers. You further state that you act as an agent for facilitating the sales of purchase of the mining equipment. Provide us with your analysis that you considered to recognize revenue as a principal versus agent. Refer to ASC 606-10-55-36 through 55-37. Disclose the amount of commission recognized for acting as an agent.

24. Please tell us whether all or some of the mining equipment you sell or lease are being utilized by customers where you provide the cloud mining and hosting solutions. Tell us how the customer is able to control their equipment while employed in your solutions. Explain how they control and direct the benefits of owning the mining equipment. We refer you to ASC 606-10-25-30. Further, tell us whether you have an explicit or implicit repurchase obligation for the mining equipment. We refer you to ASC 606-10-25-26, 55-66 and 55-67. Clarify how a customer will take possession and dispose of the asset. Describe your obligation to dispose of the mining equipment.

25. Please clarify whether payments for your solutions and sale of mining equipment is in the form of cash or crypto assets. In addition, please clarify your statement that "The Bitcoin currencies held by the Company are primarily the mining rewards to be distributed to customers as presented in Note 9". Explain why you receive the Bitcoin before they are distributed to your customers. In this regard, tell us whether you operate or participate in a mining pool. Indicate whether you retain some of the Bitcoin when you distribute to your customers.

Note 5. Prepayments to Suppliers, page F-47

26. We note your Prepayments for digital mining equipment balance represents 65% of your total assets at December 31, 2021. Given the significance of this balance, provide disclosure to explain this balance. For example, clarify if this prepayment is to a few vendors or several vendors and when you anticipate receiving this equipment.

Note 11. Revenue By Products or Services, page F-49

27. Tell us your considerations to provide additional categories of disaggregation of revenue. For example, by geographic region and timing of transfer of goods or services. Refer to ASC 606-10-55-89 through 55-91.

Note 13. Major Customers and Suppliers, page F-50

28. Expand your disclosures to clarify the percentages for customer concentration and supplier concentration. Also disclose significant customer concentrations in your accounts receivable balance as of December 31, 2021. Refer to ASC 275-10-50-16.

General

29. Disclosure on page F-41 and elsewhere indicates that Finfront has operating subsidiaries in Hong Kong. Disclosures concerning the company's officers and directors after the business combination appear to indicate that these individuals may be located in China or Hong Kong. Please provide a detailed response explaining the post-business combination company's operations in or other connections to China or Hong Kong, including clarification of whether the company has or will have any business operations in China or Hong Kong, whether the company generates any revenue from customers in China or Hong Kong, whether the company has any assets in China or Hong Kong and whether any

of the company's management is or will be located in China or Hong Kong. Additionally, please consider the applicability of any of the guidance discussed in our Sample Letter to China-Based Companies, available at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

30. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

31. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

32. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

33. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

34. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

35. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

36. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

37. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian